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Washington, D.C. 20549

06050925

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 7541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07/01/05__ AND ENDING __06/30/06__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO!

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans   LA   70130
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond A. Thompson   504 - 592-3266
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. dienes, L.L.C.
                    (Name – if individual, state last, first, middle name)

701 Metairie Road, Suite 2A301, Metairie, LA. 70005

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

OCT 2 5 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Raymond A. Thompson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Dorsey & Company Inc._____, as of _____June 30_____, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____Ray Thompson_____
Signature

_____Senior Vice President_____
Title

_____N. P._____
Notary Public #10576

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MALCOLM M. DIENES, L.L.C.


─────────────────────────── Certified Public Accountants

Jack D. Dienes, C.P.A. · John W. Theriot, C.P.A. · Patrick Carr, C.P.A. · Bobby Sperandeo, C.P.A.

INDEPENDENT AUDITOR'S REPORT
On Internal Control Structure required by SEC Rule 17a-5

To the Board of Directors and Stockholders of
    Dorsey & Company, Inc.
    New Orleans, Louisiana

In planning and performing our audit of the financial statements of Dorsey & Company, Inc., (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are-to-provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Independent Member BKR International · Represented in Major Cities Worldwide

701 Metairie Road, Suite 2A301 · Metairie, Louisiana 70005 · (504) 588-9288 · Fax (504) 588-9323 · www.malcolmdienes.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedure that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the Commission's objectives.

This report is intended solely for the information and us to the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Malcolm M. Dienes, L.L.C.
New Orleans, Louisiana
July 28, 2006

Dorsey & Company, Inc.

New Orleans, Louisiana

June 30, 2006 and 2005



MALCOLM M. DIENES, L.L.C.

Certified Public Accountants

Jack D. Dienes, C.P.A. - John W. Theriot, C.P.A. - Patrick Carr, C.P.A. - Bobby Sperandeo, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Dorsey & Company, Inc. as of June 30, 2006 and 2005, and the related statements of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III and the audited Form X-17A-5 FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malcolm M. Dienes, L.L.C.
New Orleans, Louisiana
July 28, 2006

Independent Member BKR International - Represented in Major Cities Worldwide

701 Metairie Road, Suite 2A301 - Metairie, Louisiana 70005 - (504) 588-9288 - Fax (504) 588-9323 - www.malcolmdienes.com

Dorsey & Company, Inc.

Statements of Financial Condition

June 30,

Assets

	2006	2005
Cash	49,394	33,598
Receivable from Brokers, Dealers and Clearing Organizations	204,990	193,428
Deposits with Clearing Organizations	48,220	49,915
Securities Owned, at Market Value	1,658,679	1,983,736
Accrued Interest Receivable	15,177	8,473
Property and Equipment, Net	89,751	45,884
Other Assets	69,081	113,508
Total Assets	$ 2,135,292	$ 2,428,542

Liabilities and Stockholders' Equity

	2006	2005
Liabilities:		
Accounts Payable	$ 15,617	$ 11,590
Payable to Brokers, Dealers and Clearing Organizations	192,302	251,015
Accrued Salaries & Bonuses	323,596	202,584
Income Tax Payable	–	13,759
401(k) and Profit Sharing Plan Payable	73,835	346
Total Liabilities	605,350	479,294
Stockholders' Equity:		
Common Stock – $10 Par Value, 15,000 Shares Authorized, 10,000 Shares Issued and Outstanding at June 30, 2006 and 2005, Respectively.	100,000	100,000
Paid in Capital	129,223	129,223
Retained Earnings	1,974,817	2,394,123
Treasury Stock – at Cost, 4,900 Shares at June 30, 2006 and 2005, Respectively.	(674,098)	(674,098)
Total Stockholders' Equity	1,529,942	1,949,248
Total Liabilities and Stockholders' Equity	$ 2,135,292	$ 2,428,542

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Income

For the Years Ended June 30,

	2006	2005
Income:		
Net Dealer Inventory and Investment Gains	$ 1,519,789	$ 1,501,622
Commissions	492,217	629,649
Advisory Fees	689,954	589,489
Interest and Dividends	291,444	271,040
Other	345,997	95,927
Total Income	3,339,401	3,087,727
Expenses:		
Advertising and Marketing	49,539	42,398
Automobile	7,753	7,271
Brokers' Services	133,397	149,894
Commissions	1,196,383	1,073,781
Depreciation	18,470	7,546
Donations	4,748	2,534
Dues and Subscriptions	68,569	39,701
Employee Benefit Programs	63,698	57,505
Insurance	15,049	10,594
Interest	28,288	29,079
Meals and Entertainment	14,151	13,410
Office Expense	237,812	194,149
Professional Fees	24,064	46,746
Rent – Office	130,722	83,700
Rent and Maintenance – Equipment	33,409	47,140
Salaries and Bonuses – Employees	661,287	326,697
Salaries – Officers	214,615	305,138
Taxes and Licenses	124,761	127,222
Telephone	32,449	23,708
Travel	9,047	14,471
Utilities	16,165	10,568
401(k) and Profit Sharing Expense	173,139	82,120
Total Expenses	3,257,515	2,695,372
Income before Income Taxes	81,886	392,355
Income Taxes:		
Current	1,392	13,761
Net Income	$ 80,494	$ 378,594

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30,

		2006		2005
Balance - Beginning of Year	$	2,394,123	$	2,081,829
Dividends Paid		499,800		66,300
Net Income (Loss)		80,494		378,594
Balance - End of Year	$	1,974,817	$	2,394,123

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30,

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - 2004	$ 100,000	$ 129,223	$ 2,081,829	$ (674,098)	$ 1,636,954
Dividends Paid	-	-	66,300	-	$ 66,300
Net Income (Loss)	-	-	378,594	-	$ 378,594
Balance - 2005	$ 100,000	$ 129,223	$ 2,394,123	$ (674,098)	$ 1,949,248
Dividends Paid	-	-	499,800	-	499,800
Net Income (Loss)	-	-	80,494	-	80,494
Balance - 2006	$ 100,000	$ 129,223	$ 1,974,817	$ (674,098)	$ 1,529,942

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Cash Flows

For the Years Ended June 30,

	2006	2005
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 80,494	$ 378,594
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation	18,470	7,546
(Increase) Decrease in Assets:		
Receivable from Brokers, Dealers	(11,562)	764,652
and Clearing Organizations		
Deposits with Clearing Associations	1,695	133
Securities Owned	325,057	(1,345,013)
Securities Owned,		
Not Readily Marketable, At Cost	–	56,700
Accrued Interest Receivable	(6,704)	211
Other Assets	44,427	(99,468)
Increase (Decrease) in Liabilities:		
Payable to Brokers, Dealers and		
Clearing Organizations	(58,713)	231,098
Accounts Payable and Accrued Expenses	125,039	39,801
Income Tax Payable	(13,759)	13,760
Pension Plan Payable	73,489	(692)
Net Cash provided (Used) by		
Operating Activities	577,933	47,322
Cash Flows from Investing Activities:		
Purchase of Property and Equipment	(62,337)	–
Cash Flows from Financing Activities:		
Dividends Paid	(499,800)	(66,300)
Net Increase (Decrease) in Cash	15,796	(18,978)
Cash at Beginning of Year	33,598	52,576
Cash at End of Year	$. 49,394	$ 33,598
Supplemental Disclosures		
of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ 28,288	$ 29,079
Income Taxes	$ 23,629	$ –

See Notes to Financial Statements

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

1. Business Activity

    Dorsey & Company, Inc. is located in New Orleans, Louisiana
    and provides professional investment counseling, securities
    brokerage, and other financial services to clientele.

2. Summary of Significant Accounting Policies

    A summary of significant accounting policies consistently
    applied in the preparation of the accompanying financial
    statements is as follows:

    Securities Transactions

    Customer securities transactions are recorded on a trade
    date basis with related commission income and expenses
    recorded on a trade date basis. The Company security
    transactions are recorded on a trade date basis.

    Property and Equipment

    Property and equipment are stated at cost less accumulated
    depreciation. Depreciation is provided on a straight-line
    basis using estimated useful lives of 3 to 39 years.

    Marketable Securities

    Marketable securities are valued at market value. The
    resulting difference between cost and market is included in
    income.

    Cash Equivalents

    For purposes of the statement of cash flows, the Company
    considers all short-term investments with a maturity of
    three months or less to be cash equivalents.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Payable to Clearing Broker

The payable to clearing broker is for Company transactions and is collateralized by Company securities. Interest is charged at the broker call rate, which is 3.00% and 2.75% at June 30, 2006 and 2005, respectively.

4. Securities Owned

Securities owned consist of trading securities at quoted market values as follows:

	2006	2005
Government Bonds	$ 141,014	$ 224,652
State and Municipal Bonds	1,192,310	1,568,645
Corporate Bonds	246,354	120,854
Corporate Stocks	79,001	69,585
Total	$ 1,658,679	$ 1,983,736

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

5. Property and Equipment

Property and equipment consists of the following:

	2006	2005
Leasehold Improvements	$ 36,696	$ 36,696
Furniture and Equipment	155,044	92,707
Less: Accumulated Depreciation	(101,989)	(83,519)
Total Property and Equipment	$ 89,751	$ 45,884

Depreciation expense for June 30, 2006 and 2005 amounted to $18,470 and $7,546, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital and net capital requirements were as follows:

	2006	2005
Net Capital	$ 1,251,822	$ 1,622,825
Net Capital Requirements	(250,000)	(250,000)
Excess of Required Net Capital	$ 1,001,822	$ 1,372,825
Aggregate Indebtedness	$ 584,850	$ 383,294
Ratio of Aggregate Indebtedness to Net Capital	.47 to 1	.24 to 1

7. Liabilities Subordinated to Claims of General Creditors

At June 30, 2006 and 2005, the Company did not have any liabilities subordinated to claims of general creditors.

8. 401(k) and Profit Sharing Plan

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, but not in excess of the maximum deduction allowable for income tax purposes. Contributions to the plan for the year ended June 30, 2006 and 2005 totaled $125,000 and $35,000.

The Company adopted a 401(k) retirement plan for its employees effective July 1, 1999. Employees are eligible to participate after one year of service and attaining the age of 21. Under the terms of the Plan, employees are entitled to contribute up to 20% of their total compensation within limitations established by the Internal Revenue Code. At the discretion of the Board of Directors, the Company may make contributions based on a percentage of each employee's compensation. Contributions to the plan for the years ended June 30, 2006 and 2005 totaled $47,203 and $47,120, respectively.

9. Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in New Orleans, Louisiana. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2006, the Company had no uninsured balances.

10. Income Taxes

The reconciliation of net income to taxable income is as follows:

	2006	2005
Net Income (Loss) before federal income taxes	$ 80,494	$ 378,594
Federal Non-Deductible Expenses	85,456	21,520
Federal Non-Taxable Income	(77,652)	(52,563)
Taxable Income (Loss) before Net Operating Loss and Special Deductions	88,298	347,551
Special Deductions	(1,425)	(1,488)
Taxable Income Before Net Operating Loss Deduction	86,873	346,063
Prior Period Net Operating Loss Deduction	(6,030)	(346,063)
Taxable Income (Loss)	$ 80,843	$ 0

Income taxes consists of the following:

	2006	2005
Federal	$ -	$ -
State	1,392	13,761
Total	$1,392	$13,761

Federal income taxes were offset by business credits in the amount of $15,737. In addition, business credits of $41,111 will be carried forward and expire June 30, 2026.

10. Income Taxes (Continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary difference that gives rise to the deferred tax asset is the net operating loss carry-forward.

11. Commitments and Contingencies

Leases

The Company entered into a fifteen-year lease for its New Orleans Office on July 1, 1989. Effective January 1, 2004, this lease was amended and will expire on November 30, 2021. The new monthly rate is $5,975. The lessor is an officer/stockholder of the Company. Rent paid under this lease for the years ended June 30, 2006 and 2005 totaled $71,700 and $83,700 (which include prior catch-up payments), respectively.

The required minimum lease payments are as follows:

Fiscal Year Ending June 30,	Amount
2007	71,700
2008	71,700
2009	71,700
2010	71,700
2011	71,700

12. Related Party Transactions

The Company has related party rental transactions with a stockholder/officer of the corporation as discussed in Note 11.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2006 and 2005

13. Contingencies

The Company is involved in legal disputes, both for and against the Company, arising in the normal course of business. Management believes that any financial liability that may be incurred in settlement of the disputes would not be material to the Company's financial position.

Dorsey & Company, Inc.

Supplemental Information Report

June 30, 2006

Dorsey & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

June 30, 2006

Net Capital:		
Total Stockholders' Equity		$ 1,529,942
Non-allowable Assets:		
Property and Equipment		89,751
Other Assets – Miscellaneous		69,081
Net Capital before Haircuts		1,371,110
Haircuts on Securities:		
Reductions in Value of Trading		
and Investment Securities		
and Underwriting Commitments		119,288
Net Capital		1,251,822
Less: The Greater of $250,000 or		
6 2/3% of Aggregate		250,000
Indebtedness		
Excess Net Capital		$ 1,001,822
Aggregate Indebtedness:		
Accounts Payable and Accrued		$ 584,850
Expenses		
		$ 584,850
Ratio of Aggregate		
Indebtedness		.47 to 1
To Net Capital		

Dorsey & Company, Inc.

Reconciliation of Audited and Unaudited
Financial Statements

June 30, 2006

Total Assets Per Unaudited Financial Statements	Total Assets Per Audited Financial Statements	Difference
$ 2,135,292	$ 2,135,292	$ -

Total Liabilities and Equity Per Unaudited Financial Statements	Total Liabilities and Equity Per Audited Financial Statements	Difference
$ 2,135,292	$ 2,135,292	$ -

Dorsey & Company, Inc.

Statement Regarding Material Inadequacies

June 30, 2006

No material inadequacies were found to exist since the date of
our previous audit, June 30, 2005.

The system of internal control and the internal procedures and
safeguards adopted for the protection of customers' securities
were reviewed by us and are adequate. See separate report on
internal control.

There were no material irreconcilable differences between the
unaudited and audited Focus Report.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: DORSEY & COMPANY, INC.
                                                [0013]   SEC File Number: 8- 7541
Address of Principal Place of   511 GRAVIER STREET   [0014]
Business: [0020]
                                                        70130-   Firm ID: 1668
                            NEW ORLEANS   LA   2701   [0015]
                            [0021] [0022]   [0023]

For Period Beginning   07/01/2005   And Ending   06/30/2006
                              [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAYMOND A. THOMPSON, SR. VP   Phone: (504) 524-5431
                     [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
                  [0032]   [0033]
Name: _____   Phone: _____
                  [0034]   [0035]
Name: _____   Phone: _____
                  [0036]   [0037]
Name: _____   Phone: _____
                  [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

10/16/2006
Ray Thompson
Sr. VP

ASSETS

Consolidated ○ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	49,393 [0200]		49,393 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	204,990 [0295]		
	B. Other	48,220 [0300]	[0550]	253,210 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	1,192,310 [0418]		
	B. Debt securities	387,369 [0419]		
	C. Options	[0420]		
	D. Other securities	79,001 [0424]		
	E. Spot commodities	[0430]		1,658,680 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			
		[0170]		
	B. Other securities			
		[0180]		
8.	Memberships in exchanges:			
	A. Owned, at market			
		[0190]		
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	89,751 [0680]	89,751 [0920]
11.	Other assets	15,177 [0535]	69,081 [0735]	84,258 [0930]
12.	TOTAL ASSETS	1,976,460 [0540]	158,832 [0740]	2,135,292 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	192,302 [1114]	[1315]	192,302 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	392,548 [1205]	20,500 [1385]	413,048 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value: from outsiders	[0990]	[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes
equity
subordination
(15c3-1(d)) of

_____
[1010]

D. Exchange
memberships
contributed for use of
company, at market
value

	[1430]	0 [1740]

E. Accounts and other
borrowings not
qualified for net capital
purposes

[1220]	[1440]	0 [1750]

20. TOTAL LIABLITIES

584,850 [1230]	20,500 [1450]	605,350 [1760]

Ownership Equity

Total

21. Sole proprietorship

_____
[1770]

22. Partnership (limited partners _____
[1020])

_____
[1780]

23. Corporations:

A. Preferred stock

_____
[1791]

B. Common stock

100,000
[1792]

C. Additional paid-in capital

129,223
[1793]

D. Retained earnings

1,974,817
[1794]

E. Total

2,204,040
[1795]

F. Less capital stock in treasury

-674,098
[1796]

24. TOTAL OWNERSHIP EQUITY

1,529,942
[1800]

25. TOTAL LIABILITIES AND OWNERSHIP EQUITY

2,135,292
[1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>07/01/2005</u>   Period Ending <u>06/30/2006</u>   Number of months <u>   12</u>
            [3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. **Commissions on transactions in exchange listed equity securities executed on an exchange** — 142,189 [3935]

   b. **Commissions on listed option transactions** — 8,057 [3938]

   c. **All other securities commissions** — 341,969 [3939]

   d. **Total securities commissions** — 492,215 [3940]

2. Gains or losses on firm securities trading accounts

   a. **From market making in options on a national securities exchange** — [3945]

   b. **From all other trading** — 1,062,381 [3949]

   c. **Total gain (loss)** — 1,062,381 [3950]

3. Gains or losses on firm securities investment accounts — [3952]

4. Profit (loss) from underwriting and selling groups — 91,845 [3955]

5. Revenue from sale of investment company shares — 365,563 [3970]

6. Commodities revenue — [3990]

7. Fees for account.supervision, investment advisory and administrative services — 689,956 [3975]

8. Other revenue — 639,973 [3995]

9. Total revenue — 3,341,933 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers — 214,615 [4120]

11. Other employee compensation and benefits — 2,283,625 [4115]

12. Commissions paid to other broker-dealers — [4140]

13. Interest expense — 28,288 [4075]

    a. **Includes interest on accounts subject to subordination agreements** — [4070]

14. Regulatory fees and expenses — 42,701 [4195]

15. Other expenses — 692,210 [4100]

16. Total expenses — 3,261,439

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)   80,494 [4210]

18. Provision for Federal Income taxes (for parent only)   [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above   [4222]

    a. **After Federal income taxes of**   [4238]

20. Extraordinary gains (losses)   [4224]

    a. **After Federal income taxes of**   [4239]

21. Cumulative effect of changes in accounting principles   [4225]

22. Net income (loss) after Federal income taxes and extraordinary items   80,494 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items   [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k) ☐ [4550]
        (1)–Limited business (mutual funds and/or variable annuities only)

    B. (k) ☐ [4560]
        (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

    C. (k) ☑ [4570]
        (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 35158 [4335A]	FIRST CLEARING, LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

    D. (k) ☐ [4580]
        (3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition
1,529,942 [3480]

2. Deduct ownership equity not allowable for Net Capital
[3490]

3. Total ownership equity qualified for Net Capital
1,529,942 [3500]

4. Add:

    A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**
0 [3520]

    B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities
1,529,942 [3530]

6. Deductions and/or charges:

    A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**
158,832 [3540]

    B. **Secured demand note deficiency**
[3590]

    C. **Commodity futures contracts and spot commodities - proprietary capital charges**
[3600]

    D. **Other deductions and/or charges**
[3610]

-158,832 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions
1,371,110 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. **Contractual securities commitments**
[3660]

    B. **Subordinated securities borrowings**
[3670]

    C. **Trading and investment securities:**

1.	Exempted securities	72,371 [3735]	
2.	Debt securities	22,206 [3733]	
3.	Options	[3730]	
4.	Other securities	24,711 [3734]	

D. Undue Concentration   [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
0 [3736]	

-119,288 [3740]

1,251,822
10. Net Capital   [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   38,990 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)   250,000 [3758]

13. Net capital requirement (greater of line 11 or 12)   250,000 [3760]

14. Excess net capital (line 10 less 13)   1,001,822 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   1,193,337 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition   584,850 [3790]

17. Add:

A. Drafts for immediate credit   [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited   [3810]

C. Other unrecorded amounts (List)

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
			0
			[3820]

0
[3830]

584,850
[3840]

19. Total aggregate indebtedness

20. Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

%   47
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

%   0
[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]		[4601]	[4602]	[4603]	[4604] [4605]
_ [4610]		[4611]	[4612]	[4613]	[4614] [4615]
_ [4620]		[4621]	[4622]	[4623]	[4624] [4625]
_ [4630]		[4631]	[4632]	[4633]	[4634] [4635]
_ [4640]		[4641]	[4642]	[4643]	[4644] [4645]
_ [4650]		[4651]	[4652]	[4653]	[4654] [4655]
_ [4660]		[4661]	[4662]	[4663]	[4664] [4665]
_ [4670]		[4671]	[4672]	[4673]	[4674] [4675]
_ [4680]		[4681]	[4682]	[4683]	[4684] [4685]
_ [4690]		[4691]	[4692]	[4693]	[4694] [4695]

TOTAL $ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.



Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		1,949,248 [4240]
	A. Net income (loss)		80,494 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	-499,800 [4270]
2.	Balance, end of period (From item 1800)		1,529,942 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]